Securities and Exchange Commission
October 16, 2005
Page 3
MOTHER LODE GOLD MINES CONSOLIDATED    1312 Concannon Boulevard
Phone (925) 606-5939  Fax (925) 606-5426    Livermore, CA 94550



October 16, 2005

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-0405

RE: Form 10- KSB for the Fiscal Year Ended December 31, 2004

Dear Sirs:

In accordance with your letter of September 8, 2005, responses to the several items regarding our Form 10KSB for the period ending December 31, 2004, are given herein:

A. Please revise Item 5 of Form 10-KSB to disclose (a) the market in which your stock trades and (b) the number of holders of record as of the balance sheet date in accordance with Item 201 of Regulation S-B.

     (a.) The price quotes from one dealer are listed in the Pink Sheet published by the NASDAQ Bulletin Board.
     (b.) The number of shareholders on December 31, 2004 was approximately 825.

B. Please revise MD&A to comply with the disclosure requirements of
Item 303 of Regulation S-B.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004.

C. Please reconcile the amounts reported in selected financial data to the amounts reported in the Consolidated Statement of Operations.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004.

D. Please include disclosures regarding your disclosure controls and procedures as required by Item 307 of Regulation S-B.

     On February 11, 2004, the Company adopted the following position papers, which were included in the March 31, 2004 Form10-QSB filing.

     (a.) Audit Committee Charter

     (b.)  Code of Ethics

E. Please revise your Officers' Certifications (Refer to Commission Release 33- 8124) to refer to an annual period rather than a quarterly period.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004.

F. Please provide audited financial statements prepared in accordance with U. S. GAAP and the related audit opinion as required by Rule 310 of Regulation S- B.

     Audited financial statements will be prepared prior to any public issuance of stock, either common or preferred, of the Company. The company is inactive and currently has no funds to prepare audited statements at this time, but maintains all documents and financial controls prior to, or in anticipation of, the necessary funds to conduct said audit.




G. Please explain how you have accounted for your equity investments in Amador United Gold Mines and Pacific FarEast Minerals, Inc.

     When Amador United Gold Mines was formed in 1976, MLGM transferred land assets in exchange for 50% of the issued AUGM stock. The current negative balance reflects the operating losses sustained by AUGM to date and allocable to MLGM.

     When Pacific FarEast Minerals was formed in 1993, MLGM received 40% of the PFEM common stock of that company in recognition of exploration and development expertise that MLGM would contribute to future operation of PFEM. The current negative balance reflects the operating losses sustained by PFEM to date and allocable to MLGM.

H. Please explain why you believe you are reasonably assured of being able to collect certain accounts receivable. We note an account receivable from Amador United Gold mines, which would appear to represent a receivable from an equity method investee. In addition, we noted that Amador did not have operations in 2004.

     These amounts have been deemed to be uncollectible and are written off in the 10QSB filing for March 31, 2005.

I. Please disclose summarized financial data in the notes to your financial statements for your equity method investees, if significant. Refer to Item 310(b) (2) (iii) of Regulation S-B.

     Equity investees in the opinion of the Company are not significant.

J. Please explain why your property rights asset is not impaired given your disclosure which indicates the abandonment of the property.

     Property rights assets held by Mother Lode Gold Mines Consolidated are reduced to zero as of December 31, 2004, and are therefore impaired accordingly. The only consolidated property rights now held by Amador United Gold Mines, a 48.20% owned subsidiary of Mother Lode Gold Mines Consolidated, are 200 acres of mineral rights of the Argonaut Mine located in Jackson, California, one of California's largest former producing gold mines.

K. It appears you should provide inception to date information in accordance with SF AS 7. Please explain why this disclosure is not required.

     Mother Lode Gold Mines Consolidated is no longer a development stage company; hence the requirements of SFAS-7 were deemed by the Company as not applicable.

L. It appears that your fully diluted EPS determination includes anti-dilutive securities. Please support your calculation of fully diluted EPS. Refer to paragraph 16 of SFAS 128.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004. Anti-dilutive shares have been omitted from the calculation.

M. Please revise your Statement of Cash Flows so that it reconciles to your change in cash.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004.

N. Explain how you have accounted for your debt relief and/or liabilities associated with your preferred shares.

     The corresponding dollar amounts were recorded as: (1) For the Series A preferred shares, as deferred compensation expense prior to the suspension of officer compensation in 1988, and (2) for the Series B preferred shares, as lease payments due under the Big Canyon Mine Agreement dated July 1, 1996 and amended January 1, 2001.

O. Please revise your filing to include all disclosure required by Form 10-KSB or tell us why those requirements would not apply. Refer to Form 10-KSB instructions. In the event you believe a requirement is not applicable please cite the authoritative literature supporting your conclusion.

     Appropriate revisions have been made and are incorporated in a revised Form 10KSB for the period ending December 31, 2004.

2. We note that you have not filed quarterly reports as required by Rule 310(b) of Regulation S-B. Please either file these quarterly reports or demonstrate how you are exempt from the filing requirements by supporting your conclusions with citations to authoritative literature.

     The required quarterly reports for March, June and September, 2005 will be filed within the next 30 days. Further statements will be filed in a manner consistent with regulatory requirements.

Mother Lode Gold Mines Consolidated acknowledges that the following statements, as requested in your letter of September 8, 2005 are true:

     (1) the company is responsible for the adequacy and accuracy of the disclosure in it's filings;

     (2) staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

     (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted at 510-326-2420 if necessary.


Sincerely,


Byron S. James,
CFO/Secretary